WALLER HELMS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2017

ASSETS	
Cash	$ 50,435
Prepaid expenses	1,710
	$ 52,145
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Accrued expenses	$ 10,125
Due to related party	1,019
	11,144
MEMBERS' EQUITY	41,001
	$ 52,145

The accompanying notes are an integral part of this statement.